UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Check Point Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per Share
(Title of Class of Securities)

M22465 10 4
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. Gil Shwed I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,163,983 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,163,983 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,163,983 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%
12	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

Item 1(a)                Name of Issuer

Check Point Software Technologies Ltd. (the “Issuer”).

Item 1(b)               Address of Issuer’s Principal Executive Offices

5 Ha’Solelim Street, Tel Aviv 6789705, Israel

Item 2(a)-(b)          Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	Gil Shwed (the “Reporting Person”)
(b)	c/o Check Point Software Technologies Ltd.
5 Ha’Solelim Street, Tel Aviv 6789705, Israel

Item 2(c)               Citizenship

Israel

Item 2(d)               Title of Class of Securities

Ordinary Shares, nominal value NIS 0.01 per share

Item 2(e)               CUSIP Number

M22465 10 4

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4                    Ownership

(a)	Amount beneficially owned: 29,163,983 Ordinary Shares.

The number of ordinary shares set forth above includes 4,200,000 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days of December 31, 2019.

(b)	Percent of Class: 19.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 29,163,983 ordinary shares
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of 29,163,983 ordinary shares
(iv)	Shared power to dispose or to direct the disposition of: 0

•	The Reporting Person has been advised by the Issuer that, as of December 31, 2019, the Issuer had 145,467,329 ordinary shares outstanding.

Page 3 of 5 Pages

Item 5                    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9                    Notice of Dissolution of Group

Not applicable.

Item 10                  Certification

Not applicable.

Page 4 of 5 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2020

By:	/s/ Gil Shwed
Gil Shwed

Page 5 of 5 Pages